Exhibit 12.1

Motricity, Inc.

The following table sets forth our ratio of earnings to fixed charges and ratio of combined fixed charges to earnings for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 and the three months ended March 31, 2012. As earnings are inadequate to cover fixed charges, we have provided the coverage deficiency amounts.

Statement of Computation of Ratio of Earnings To Combined Fixed Charges and

Preference Security Dividends

(in thousands, except ratios)

	Year Ended December 31,					Three Months Ended March 31, 2012
	2007	2008	2009	2010	2011
Loss from continuing operations, before income tax	$(51,605)	$(74,827)	$(13,453)	$(7,964)	$(162,170)	$(3,912)
Fixed charges	1,847	2,154	1,180	923	1,579	725

Total loss for computation of ratio	(49,758)	(72,673)	(12,273)	(7,041)	(160,591)	(3,187)

Fixed charges:
Interest expense	1,354	493	220	111	644	461
Interest attributable to rentals(a)	493	1,661	960	812	935	264

Total fixed charges	1,847	2,154	1,180	923	1,579	725

Preferred dividend requirements:
Accretion of redeemable preferred stock	7,399	21,729	23,261	12,093	—	—
Preferred stock dividends	696	698	695	1,200	—	—

Total preferred dividend requirements	8,095	22,427	23,956	13,293	—	—

Total combined fixed charges preferred stock dividends	$9,942	$24,581	$25,136	$14,216	$1,579	$725

Ratio of earnings to combined fixed charges and preferred stock dividends(b)	—	—	—	—	—	—

a)	Interest attributable to rentals equals one-third of total rental expense.
b)	Due to our losses in years ended December 31, 2007, 2008, 2009, 2010 and 2011 and the three months ended March 31, 2012, the ratio coverage was less than 1:1. Additional earnings of $51,605, $74,827, $13,453, $7,964, $162,170 and $3,912 would have been required in each of those periods, respectively, to achieve a coverage ratio of 1:1.